Exhibit 2.1
EXECUTION COPY
TENDER OFFER AND MERGER AGREEMENT
by and among
VIRBAC S.A.
INTERLAB S.A.S.
LABOGROUP HOLDING, INC.
and
VIRBAC CORPORATION
August 10, 2006

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TABLE OF CONTENTS
(continued)
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TABLE OF CONTENTS
(continued)
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TENDER OFFER AND MERGER AGREEMENT
     TENDER OFFER AND MERGER AGREEMENT (this “Agreement”), dated as of August 10 2006, by and among Virbac S.A., a corporation (société anonyme) organized under the laws of France (“Parent”), Interlab S.A.S, a corporation organized under the laws of France (“Interlab”), Labogroup Holding, Inc. (“Purchaser”), a Delaware corporation and an indirect subsidiary of Parent and a direct subsidiary of Interlab, and Virbac Corporation, a Delaware corporation (the “Company”).
     WHEREAS, Parent, directly and through its wholly-owned subsidiary, Interlab, beneficially owns approximately 60.1% of the common stock of the Company, par value $0.01 per share (“Company Common Stock”);
     WHEREAS, Parent and Interlab have proposed that Purchaser acquire the remainder of the Company Common Stock not currently owned by Parent or Interlab (the “Shares”);
     WHEREAS, in furtherance of such acquisition, Parent and Interlab propose to cause Purchaser to commence a tender offer (the “Offer”) within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) for the purchase of all of the outstanding shares of the Company Common Stock not currently owned by Parent or Interlab (the “Shares”) at a purchase price of $5.25 per Share, net to the seller in cash, without interest, subject to the conditions set forth in this Agreement (the price per Share offered by Purchaser, as it may be increased from time to time, the “Offer Price”);
     WHEREAS, the Board of Directors of each of Parent, Interlab, and Purchaser have approved this Agreement (including all terms and conditions set forth herein) and the transactions contemplated hereby, including the Offer and the Merger (each as defined herein) (collectively, the “Transactions”);
     WHEREAS, Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. (the “Financial Advisor”) has delivered a written opinion to the Special Committee, subject to certain assumptions and limitations set forth therein, that as of the date of such written opinion, the consideration to be received by the stockholders of the Company (other than Parent and its affiliates) is fair to such stockholders from a financial point of view (the “Opinion”);
     WHEREAS, the Board of Directors of the Company (the “Company Board”), upon recommendation of a special committee of the Company’s Board of Directors consisting of three independent members of the Company Board (the “Special Committee”), has determined that the terms of the Offer and the Merger (each as defined herein) are fair to, and in the best interests of, the stockholders of the Company (other than Parent and Interlab), and has (A) approved this Agreement (including all terms and conditions set forth herein) and the Transactions, (B) subject to the terms and conditions set forth herein declared that this Agreement is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (other than Parent and its affiliates) and (C) subject to the terms and conditions set forth herein, recommended that the Company’s stockholders (other than Parent and Interlab) accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

     WHEREAS, the Company, Parent and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:
ARTICLE I
THE OFFER AND MERGER
Section 1.1. The Offer.
          (a) Commencement and Expiration of the Offer. Subject to the conditions of this Agreement, as promptly as practicable after the date of this Agreement and the initial public announcement of the execution of this Agreement (which initial public announcement shall occur no later than the second business day following the execution and delivery of this Agreement), Purchaser shall, and Parent shall cause Purchaser to, commence the Offer. The obligation of Purchaser to, and of Parent to cause Purchaser to, consummate the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject to the conditions set forth in Exhibit A, including a requirement that the Shares tendered to Purchaser, together with the Company Common Stock owned by Parent, Interlab, Purchaser and their Subsidiaries (as such term is defined in Section 3.1 hereof) (other than the Company and its Subsidiaries) represent in the aggregate, not less than 90% (ninety percent) of the total number of outstanding shares of Company Common Stock on the date of purchase (“Minimum Condition”). The initial expiration date of the Offer shall be 5:00 p.m. New York City time on the 21st business day following the commencement of the Offer (such date, determined pursuant to Rules 14d-1(g)(3) and 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as it may be extended from time to time, the “Expiration Date”). Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Condition) or modify the terms of the Offer, except that, without the consent of the Company, Purchaser shall not and Parent shall not permit Purchaser to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price per Share to be paid pursuant to the Offer, (iii) modify in any manner adverse to the holders of Shares or add to the conditions set forth in Exhibit A or (iv) change the form of consideration payable in the Offer.
          (b) Purchaser’s Right to Extend the Offer. Purchaser may, without the consent of the Company, (A) extend the Offer for such period as Parent and Purchaser reasonably determine if at the scheduled or any extended Expiration Date of the Offer (whether extended pursuant to this clause (A) or otherwise) any of the conditions to Purchaser’s obligation to purchase Shares are not satisfied or waived, (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (C) if at the scheduled or any extended Expiration Date of the Offer all of the conditions set forth in Exhibit A have been satisfied or waived, extend the Offer pursuant to an amendment to the Offer providing for a “subsequent offering period” not to exceed twenty (20) business days to the extent permitted under, and in compliance with, Rule 14d-11 under the Exchange Act in which event, in accordance with Rule 14d-11, Purchaser will immediately accept for payment and promptly pay for all Shares validly tendered and not withdrawn at such Expiration Date and will accept for payment all Shares validly tendered during the subsequent offering period.
          (c) Payment Acceptance. On the terms and subject to the conditions of the Offer and this Agreement, Parent shall cause Purchaser to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable following the Expiration Date.
          (d) SEC Filings. On the date of commencement of the Offer, Parent and Purchaser shall file with the SEC (i) a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement, and (ii) a Rule 13e-3 Transaction Statement on Schedule 13E-3 which shall be filed as a part of the Schedule TO (such Schedule TO, Schedule 13E-3 and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”). Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Purchaser shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable laws. Parent and Purchaser shall give the Company and the Special Committee and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC or disseminated to the stockholders of the Company. Parent and Purchaser shall provide the Company and the Special Committee and its counsel in writing with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and the Special Committee and its counsel with a reasonable opportunity to participate in the response of Parent or Purchaser to such comments and provide copies of all such responses to the Company.
          (e) Funding Obligations. Prior to the expiration of the Offer, Parent shall arrange to provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any shares of Company Common Stock that are validly tendered and not withdrawn pursuant to the Offer.
Section 1.2. Company Actions.
          (a) The Company represents that (i) the Special Committee, at a meeting duly called and held, has unanimously (A) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company (other than Parent and its Interlab), (B) subject to the terms and conditions set forth herein, recommended that the Company’s Board of Directors approve this Agreement and declare its advisability, and (C) subject to the terms and conditions set forth herein, recommended that the stockholders of the Company (other than Parent and Interlab) accept the Offer and tender their Shares pursuant to the Offer, and (ii) in accordance with the recommendation of the Special Committee, its Board of Directors, at a meeting duly called and held, by a unanimous vote of the directors present at the meeting, in reliance on the recommendation of the Special Committee (A) approved this Agreement (including all terms and conditions set forth herein) and the Transactions, (B) subject to the terms and conditions set forth herein, declared that this Agreement is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (other than Parent and its affiliates) and (C) subject to the terms and conditions set forth herein, recommended that the Company’s stockholders (other than Parent and its affiliates) accept the Offer and tender their Shares thereunder to Purchaser. The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Special Committee and the Board of Directors described in this Section 1.2(a) of the immediately preceding sentence, provided that the description of such recommendations be subject to the approval of the Special Committee, which approval shall not be unreasonably withheld.
          (b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer, including an Information Statement (such Schedule 14D-9, as amended and supplemented from time to time, the “Schedule 14D-9”), describing the recommendations referred to in Sections 1.2(a) and 3.7, or any permitted withdrawal or modification in accordance with Section 5.2, and shall mail the Schedule 14D-9 to the holders of Company Common Stock. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Federal securities laws. The Company shall give Parent and Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC or disseminated to the stockholders of the Company. The Company shall provide Parent and Purchaser and their counsel in writing with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and shall provide Parent and Purchaser and their counsel with a reasonable opportunity to participate in the response of the Company to such comments and provide copies of all such responses to Parent and Purchaser.
     (c) In connection with the Offer, the Company has elected and agrees to promptly communicate the Offer to the stockholders of the Company and promptly furnish or cause to be furnished to the stockholders of the Company the Offer Documents, to the full extent and in the manner required by federal securities laws.
     (d) Notwithstanding anything in this Agreement to the contrary, during the period from and after the date hereof but prior to the Effective Time (as defined herein), the Board of Directors of the Company shall delegate to the Special Committee, the sole responsibility for (i) any termination and, to the fullest extent permitted by law, any amendment or modification of this Agreement on behalf of the Company, (ii) any waiver of any of the Company’s rights or remedies hereunder, (iii) any extension of the time for performance of Parent’s or Purchaser’s obligations hereunder, (iv) any agreement or understanding with Parent or Purchaser providing for the termination of the Offer and (v) any enforcement of the Company’s rights or remedies under this Agreement. No amendment to this Agreement shall be effective without being approved by the Special Committee.
     Section 1.3. The Merger. Subject to the terms and conditions of this Agreement and the provisions of the DGCL, as soon as practicable after the acceptance for payment of Shares by Purchaser pursuant to the Offer, the Company and Purchaser shall consummate a merger (the “Merger”), in accordance with the DGCL, by filing a certificate of ownership and merger pursuant to Section 253 of the DGCL, (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and by making any related filings required under the DGCL in connection with the Merger, pursuant to which (a) Purchaser shall be merged with and into the Company and the separate existence of Purchaser shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) under the name Virbac Corporation and shall continue to be governed by the laws of the State of Delaware, and (c) the Surviving Corporation shall by operation of law become liable for all of the debts, liabilities and duties of the Company and Purchaser. To enable Purchaser to consummate the Merger, prior to the Effective Time Parent shall, and shall cause Interlab and any other direct or indirect subsidiary of Parent holding any Company Common Stock (other than the Company and its Subsidiaries) to transfer all Company Common Stock owned by them to Purchaser before the Merger, in consideration of which Purchaser shall issue to Interlab and Interlab shall receive newly issued additional shares of Purchaser’s common stock. The Merger shall have the effects set forth in the DGCL and other applicable law.
     Section 1.4. Effective Time. Purchaser and the Company shall cause an appropriate Certificate of Merger (the “Certificate of Merger”) to be executed and filed on the date of the Closing (as defined herein) (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware (the “Secretary of State”) as provided in the DGCL. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Secretary of State or such later time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the “Effective Time.”
     Section 1.5. Certificate of Incorporation and By-laws.
          (a) The Certificate of Incorporation of Purchaser as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
          (b) The By-laws of Purchaser as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
     Section 1.6. Directors of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
     Section 1.7. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
     Section 1.8. Closing. The closing of the Merger (the “Closing”) shall take place at 11:00 a.m., on a date to be specified by the parties, which shall be as soon as practicable, but in no event later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VI hereof (other than those conditions that by their nature must be satisfied on the Closing Date), at the offices of Baker & McKenzie LLP, 1114 Avenue of the Americas, New York, NY 10036, unless another date or place is agreed to by the parties hereto (the “Closing Date”).
ARTICLE II
CONVERSION OF SECURITIES
     Section 2.1. Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser, or the holders of any Shares:
          (a) Purchaser Common Stock. Each share of the common stock of Purchaser, par value $0.001 per share (“Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation (the “Merger Shares”).
          (b) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and owned by the Company as treasury stock, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by any subsidiary of the Company and any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by Parent, Interlab, Purchaser or any other direct or indirect subsidiary of Parent shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.
          (c) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled in accordance with Section 2.1(b) hereof and any Dissenting Shares (as defined herein)), shall be converted into the right to receive the Offer Price payable to the holder thereof, without interest (the “Merger Consideration”), upon surrender of the certificate which immediately prior to the Effective Time represented such Share in the manner provided in Section 2.2 hereof. All such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2 hereof, without interest.

Section 2.2. Exchange of Certificates.
          (a) Paying Agent. Parent shall designate a bank or trust company (the “Paying Agent”) reasonably acceptable to the Company to act as paying agent for the holders of Company Common Stock in connection with the Merger, pursuant to an agreement providing for the matters set forth in this Section 2.2 and such other matters as may be appropriate and the terms of which shall be reasonably satisfactory to the Company and Purchaser. When and as needed, Parent shall deliver to the Paying Agent the aggregate amount of cash payable pursuant to Section 2.1(c) hereof. Such funds shall not be used for any purpose other than as set forth in this Article II, and shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) investments in any money market funds investing in any of the foregoing. Any net profit resulting from, or interest or income produced by, such investments will be payable to Purchaser or Parent, as Parent directs.
          (b) Exchange Procedures. Promptly after the Effective Time but in no event more than three (3) Business Days thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the “Certificates”), which Shares were converted pursuant to Section 2.1 hereof into the right to receive the Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent and the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (subject to subsection (e), below) for each Share formerly represented by such Certificate, to be mailed within ten (10) business days of receipt of such Certificate and letter of transmittal, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment of the Merger Consideration that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, together with any signature guaranty required by the Paying Agent or Parent, and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate (other than those representing Dissenting Shares (as defined below)) shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2.
          (c) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of Shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.
          (d) Termination of Fund; No Liability. At any time following 180 calendar days after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation, which shall thereafter act as the Paying Agent, (subject to abandoned property, escheat or other similar laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates, as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
          (e) Withholding Taxes. Parent, Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Company Common Stock pursuant to the Offer or Certificates pursuant to the Merger such amounts as Parent, Purchaser, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign tax law. To the extent amounts are so withheld by Parent, Purchaser, the Surviving Corporation or the Paying Agent, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Certificates, as applicable, in respect of which the deduction and withholding was made, and (ii) the Parent shall, or shall cause Purchaser, the Surviving Corporation or the Paying Agent, as the case may be, to, promptly pay over such withheld amounts to the appropriate Governmental Entity (as defined herein).
          (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Surviving Corporation, the delivery of a bond (in such amount as Parent or the Surviving Corporation may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article II.
     Section 2.3. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by persons who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into or exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until the applicable holder fails to perfect or effectively withdraws or otherwise loses such holder’s rights to appraisal under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. The Company shall give Parent prompt notice of any written demands received by the Company for appraisals of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisals or offer to settle or settle any such demands.
     Section 2.4. Company Option Plans.
          (a) Conditional Exercise. Company agrees that it shall permit holders of options issued under the Company’s stock option plans (“Options”) that are fully vested with exercise prices less than the Offer Price (“Eligible Options”) to conditionally exercise any or all of their Eligible Options on a “cashless exercise” basis, as hereinafter described.
          (b) Effectiveness of Conditional Exercise. Conditional exercises of Eligible Options shall be revocable until the Effective Time and shall be effective only if Purchaser accepts for payment and pays for Shares tendered in the Offer and the Merger occurs. At the Effective Time, conditional exercises of Eligible Options shall become effective and irrevocable, with the consequences set forth in this section 2.4. If the Offer shall be withdrawn or the Merger shall not occur, all conditional exercises of Eligible Options shall be cancelled and the Eligible Options shall remain outstanding in accordance with their terms.
          (c) Manner of Conditional Exercise. To conditionally exercise Eligible Options, a holder of such options shall be required to complete and execute a “Notice of Conditional Exercise” in the form provided by Purchaser to the Company and to deliver such Notice of Conditional Exercise to the Company prior to the Expiration Date. Contemporaneously with the mailing of the Offer Documents to holders of Shares, the Company shall mail to each holder of Eligible Options, at such holder’s address on the books and records of the Company and at Purchaser’s expense, a copy of the Notice of Conditional Exercise, accompanied by copies of (i) “Instructions for Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation” (the “Instructions”) and (ii) a “Memorandum to Holders of Eligible Options to Purchase Virbac Corporation Common Stock,” each of which shall be in the form provided by Purchaser to the Company. Revocation of conditional exercises of Eligible Options may be effected only in accordance with the procedures set forth in the Instructions.
          (d) Consideration Payable for Conditional Exercise; “Cashless Exercise.” Holders of Eligible Options who conditionally exercise all or any part of such options shall not be entitled to receive Shares in respect of such exercise. In lieu of Shares holders of Eligible Options shall be entitled to receive, upon occurrence of the Effective Date, for each Share that would have been issuable upon exercise of such options had the Merger not occurred, a per Share cash payment equal to the Offer Price. For the convenience of Purchaser and the Company, a holder of Eligible Options shall not be required to pay the exercise price of such options upon the conditional exercise thereof, and will receive, instead, in respect of all conditionally exercised Eligible Options, an amount equal to (i) the product of the Offer Price times the number of Shares with respect to which such holder conditionally exercises his or her Eligible Options, minus (ii) the aggregate exercise price of all Eligible Options conditionally exercised by such holder. Such payment shall be made without interest and after deduction of applicable withholding taxes, if any. Parent agrees to make available to the Surviving Corporation on a timely basis the funds necessary to pay the amounts due to holders of Eligible Options who conditionally exercise such options and whose conditional exercise has become effective as provided herein.
          (e) Eligible Options not Exercised Prior to the Expiration Date. Eligible Options that are not exercised prior to the Expiration Date shall remain outstanding after the Effective Date, subject to exercise and forfeiture in accordance with the terms of the option plan under which they were issued, provided, however, that holders of any such Eligible Options who exercise such options after the Effective Date shall not be entitled to receive Shares upon the exercise thereof but shall instead be entitled to receive from the Surviving Corporation a cash payment calculated in accordance with Section 2.8(d).
          (f) Exercise Prior to the Expiration Date. Nothing in the Offer Documents or this Agreement shall preclude holders of Eligible Options from exercising their options to purchase Company Common Stock in accordance with the terms of such options and the relevant stock option plan prior to the Expiration Date and tendering the Shares thereby acquired to Purchaser in the Offer in accordance with the Offer Documents.
     Section 2.5. Change in Control Provisions. The Company has obtained from its officers and other affected employees a written waiver of the application to the transactions contemplated by this Agreement of any “change in control” provisions in any employee benefit plan (as defined in Section 3(3) of ERISA without regard to any exemption from any provision of Title I of ERISA) or any agreement including, without limitation, any bonus or incentive compensation plan and any retirement or supplemental retirement plan, and any employment or split-dollar life insurance agreements. “Change in control provisions” shall include, without limitation, (1) any provisions requiring either accelerated vesting or accelerated payment of any compensation or benefits accrued under any such plan or agreement and (2) any provision of any such plan or agreement requiring advance funding of, or contributions to, any trust, insurance policy or other funding vehicle included as part of, or related to, any such plan or agreement; provided, however, that the Company has entered into certain agreements (the “Change of Control Agreements”) with certain executive officers of the Company providing for the payment of benefits upon a change of control; provided, further, however, that the terms of the Change of Control Agreements and the names of such executive officers shall be provided in writing to Parent and Purchaser prior to or on the date hereof.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to Parent and Purchaser as follows:
     Section 3.1. Corporate Organization. Each of the Company and its Subsidiaries is a corporation, partnership or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Significant Subsidiaries (as defined below) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect (i) on the business, assets, liabilities, operations, results of operations, cash flows or financial condition of the Company and its Significant Subsidiaries, taken as a whole, or (ii) on the Company’s ability to consummate the transactions contemplated hereby (a “Company Material Adverse Effect”). As used in this Agreement, (i) the word “Subsidiary” when used with respect to any party means any corporation, partnership or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or other interests having by their terms voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its subsidiaries, and (ii) “Significant Subsidiary” has the meaning given such term in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). The copies of the Certificate of Incorporation and Bylaws of the Company, most recently filed with the Filed Company SEC Documents (as defined herein), are true, complete and correct copies of such documents as in effect as of the date of this Agreement.
     Section 3.2. Subsidiaries. Except as set forth in Section 3.2 of the disclosure schedule of the Company delivered to Parent concurrently herewith (the “Company Disclosure Schedule”), all the outstanding shares of capital stock of each Significant Subsidiary of the Company are owned, directly or indirectly, by the Company, free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.2 of the Company Disclosure Schedule, none of the Company’s Significant Subsidiaries has, or is bound by, any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any security of such Significant Subsidiary, including any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Significant Subsidiary.
     Section 3.3. Capitalization. The authorized capital stock of the Company consists of 38,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock. At the close of business on July 31, 2006 there were 22,644,240 shares of Company Common Stock issued and outstanding and 0 shares of preferred stock issued and outstanding. As of August 1, 2006 there were 0 outstanding Options pursuant to the Virbac Corporation 1994 Incentive Stock

Plan and there were 423,681 shares of Company Common Stock issuable upon the exercise of outstanding Options pursuant to the Virbac Corporation 1996 Incentive Stock Plan. The exercise prices of each Option are set forth in Section 3.3(a) of the Company Disclosure Schedule and, except as set forth in Section 3.3(a) of the Company Disclosure Schedule, all such Options are fully vested and presently exercisable. Except as set forth in Section 3.3(a) of the Company Disclosure Schedule, all of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Interlab’s right to receive additional shares of the Company’s Common Stock upon the exercise of stock options outstanding since October 16, 1998, pursuant to an Agreement and Plan of Merger dated as of October 16, 1998 among Virbac S.A., Virbac Inc., Interlab and Agri-Nutrition Group Limited (the “Interlab Antidilution Rights”), as of the date of this Agreement there are not any subscriptions, options, warrants, calls, commitments, phantom stock, stock appreciation right (for settlement in cash or Shares) or any other equity linked securities or agreements of any character calling for the purchase or issuance of any securities of the Company, including any securities representing the right to purchase or otherwise receive any Shares (other than as a result of the exercise of the Options).
     Section 3.4. Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance and the consummation by it of the transactions contemplated hereby, including the issuance of the Merger Shares, have been duly approved, authorized and declared advisable by the Special Committee and by the Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the other parties thereto, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.
     Section 3.5. Consents and Approvals; No Violations. (a) Except for (i) the consents and approvals set forth in Section 3.5(a) of the Company Disclosure Schedule, (ii) the filing with the SEC of the Offer Documents, the Schedule 14D-9 and such amendments to the Offer Documents and the Schedule 14D-9 as may be required to be filed as a result of SEC comments or subsequent material changes to the information set forth therein, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iv) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, no consents or approvals of, or filings, declarations or registrations with, any federal, state or local court, administrative or regulatory agency or commission or other any governmental authority or instrumentality, domestic or foreign (each a “Governmental Entity”), are necessary for the consummation by the Company of the transactions contemplated hereby, other than such consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, in the aggregate, a Company Material Adverse Effect.

          (b) None of the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, or compliance by the Company with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of the Company or any of the similar organizational documents of any of its Significant Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.5(a) are obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any instrument defining the rights of holders of indebtedness of the Company or any material contract of the Company filed with the SEC pursuant to item 601(b)(4) or 601(b)(10), respectively, of SEC Regulation S-K.
     Section 3.6. SEC Documents. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since January 1, 2004 (the “Company SEC Documents”). As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that (i) no representation is given with respect to the timely filing of any Company SEC Document filed prior to the Company’s report on Form 10-Q for the quarter ended September 30, 2005, and (ii) that the Company did not file a consent of its independent public accountants as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2003 or its Annual Report on Form 10-K for the year ended December 31, 2004, as originally filed, but subsequently filed such consents with amendments filed on Form 10-K/A. Except to the extent that information contained in a Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Document contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents complied as of their respective filing dates as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).
     Section 3.7. Opinion of Financial Advisor. The Financial Advisor has delivered the Opinion to the Special Committee, a copy of which has been provided to Parent and Purchaser,

and the Company has been authorized by the Financial Advisor to include the Opinion in its entirety in the Offer Documents, provided, however, that the description of the Opinion shall be subject to approval by the Financial Advisor, which approval shall not be unreasonably withheld, subject to the terms and conditions of the engagement letter executed by the Financial Advisor, the Special Committee and the Company.
     Section 3.8. Certain Litigation. Except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Significant Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect of the type referred to in clause (ii) of the definition of such term.
     Section 3.9. Compliance with Applicable Laws.
                    (a) Except as disclosed in the Filed Company SEC Documents or in the Company Disclosure Schedule, the Company and its Significant Subsidiaries are in compliance in all material respects with all applicable Laws, including those relating to occupational health and safety, the environment, and manufacturing in accordance with good manufacturing practices. Except as set forth in the Filed Company SEC Documents or in the Company Disclosure Schedule, neither the Company nor any of its Significant Subsidiaries has received any written communication since January 1, 2004 from a Governmental Entity that alleges that the Company or any of its Significant Subsidiaries is not in compliance in any material respect with any applicable Law.
                    (b) Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, the Company and its Significant Subsidiaries hold all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Significant Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), other than such Company Permits as, individually and in the aggregate, are not material to the business of either the Company or its Significant Subsidiaries and the failure of which to have such Company Permits would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect.
     Section 3.10. Broker’s Fees. Except for the Financial Advisor and Houlihan, Lokey, Howard & Zukin Capital, Inc., neither the Company nor any subsidiary of the Company nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby.
     Section 3.11. Company Information. The information relating to the Company and its Subsidiaries contained in the Schedule 14D-9 or the Offer Documents (to the extent such information was provided by the Company for inclusion in the Offer Documents or was previously included in any Company SEC Document not superseded by a later Company SEC Document as of the date of inclusion) or in any other document filed with any other

Governmental Entity in connection herewith, at the respective times that the applicable document is filed with the SEC or such other Governmental Entity and first published, sent or given to stockholders of the Company, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
     Section 3.12. Intellectual Property.
          (a) As used in this Section 3.12, “Intellectual Property Rights” means protectable trade secrets, domain names, works, copyrights, patents, patent licenses, trademarks, trademark rights, trade names, trade name rights, service marks and service mark rights.
          (b) Except as set forth in the Company SEC Reports or in the Company Disclosure Schedule, no actions, suits or proceedings to which the Company or any Significant Subsidiary is a party are pending, alleging that (i) the Company or any of its Significant Subsidiaries is misappropriating, interfering with, infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right, or (ii) assert that any Intellectual Property Rights owned by the Company or any Company Subsidiary (the “Owned Intellectual Property Rights”) are invalid or unenforceable. To the knowledge of the Company, except as set forth in the Company SEC Reports or in the Company Disclosure Letter, no person is misappropriating, infringing or otherwise violating any Owned Intellectual Property Right.
          (c) To the knowledge of the Company, all Owned Intellectual Property Rights are valid and in full force and effect. With respect to Intellectual Property Rights other than Owned Intellectual Property Rights (“Licensed Intellectual Property Rights”) that are material to the Company or its Significant Subsidiaries, the Company is in compliance in all material respects with any applicable license and each such license is a legal, valid and binding obligation of the Company or its Significant Subsidiaries, as applicable, and to the knowledge of the Company, is in full force and effect.
     Section 3.13. Takeover Statutes. The Company has taken all actions necessary such that no restrictive provision of any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other similar anti-takeover statute or regulation (including, without limitation, Section 203 of the DGCL) or restrictive provision of any applicable anti-takeover provision in the Certificate of Incorporation or the By-Laws of the Company is, or at the Effective Time will be, applicable to the Company, Parent, Purchaser, the Shares, the Offer, the Merger, or any other transaction contemplated by this Agreement. There is no effective stockholders rights plan or similar plan or arrangement applicable to the Company to which the Company is a party.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
     Parent, Interlab and Purchaser jointly and severally represent and warrant to the Company as follows:
     Section 4.1. Corporate Organization. Parent is a société anonyme duly incorporated and validly existing under the laws of the French Republic and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Interlab is a corporation duly incorporated and validly existing under the laws of the French Republic and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent, Interlab and Purchaser is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, a material adverse effect on the Parent’s ability to consummate the Transactions (a “Parent Material Adverse Effect”). The copies of the Certificate of Incorporation and Bylaws (or similar organizational documents) of Parent, Interlab and Purchaser, which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.
     Section 4.2. Authority. Each of Parent, Interlab and Purchaser has all necessary corporate power and authority, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent, Interlab and Purchaser of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized and approved by Parent, by Interlab and by the Board of Directors of Purchaser and no other corporate action on the part of Parent, Interlab or Purchaser is necessary to authorize the execution and delivery by Parent, Interlab and Purchaser of this Agreement and the consummation by them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, Interlab and Purchaser and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of Parent and Purchaser, enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.
     Section 4.3. Consents and Approvals; No Violation. (a) Except for (i) the filing with the SEC of the Offer Documents and such amendment as may be required as a result of SEC comments or any subsequent material changes in the information set forth therein, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Parent, Interlab and Purchaser of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, in the aggregate, a Parent Material Adverse Effect.
          (b) None of the execution and delivery of this Agreement by Parent, Interlab or Purchaser, or the consummation by Parent, Interlab or Purchaser of the transactions contemplated hereby, or compliance by Parent, Interlab or Purchaser with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of Purchaser or any of the similar organizational documents of Parent or Interlab or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3(a) are obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Interlab or Purchaser or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Interlab or Purchaser under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, contract, agreement or other instrument or obligation to which Parent or Purchaser is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Lien creations which, in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
     Section 4.4. Broker’s Fees. Except for BMO Capital Markets Corp., none of Parent, Interlab or Purchaser nor any of their respective officers or directors on behalf of Parent or Purchaser has employed any financial advisor, broker or finder in a manner that would result in any liability of the Company for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby.
     Section 4.5. Purchaser’s Operation. Purchaser was formed solely for the purpose of engaging in the Offer, acquiring the Shares and the Company Common Stock held by Interlab and effecting the Merger and the other transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the Offer and the transactions contemplated hereby.
     Section 4.6. Parent or Purchaser Information. The information relating to Parent, Interlab and Purchaser (and their respective affiliates other than the Company, its directors and officers) contained in the Offer Documents, the Schedule 14D-9 (to the extent such information was provided by Parent and Purchaser for inclusion in the Schedule 14D-9 or was previously included in any SEC Document filed by Parent, Interlab or Purchaser not superseded by a later SEC Document filed by Parent, Interlab or Purchaser as of the date of inclusion), or in any other document filed with any other Governmental Entity in connection herewith, at the respective times that the applicable document is filed with the SEC or such other Governmental Entity and first published, sent or given to stockholders of the Company, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
     Section 4.7. Sufficient Funds. Parent and Purchaser collectively have access to, and will have at the Expiration Date of the Offer and at the Effective Time, and Parent will make available to Purchaser sufficient funds to enable Purchaser to pay for all outstanding Shares purchased pursuant to the Offer or converted into cash pursuant to the Merger and all Eligible Options exercised on a “cashless exercise” basis as contemplated by Section 2.8, to perform

Parent’s and Purchaser’s obligations under this Agreement and to pay all fees and expenses related to the transactions contemplated by this Agreement payable by them.
     Section 4.8. Purchaser Capitalization. The authorized capital stock of Purchaser consists of 10,000 shares of Common Stock par value $0.001 per share, of which 100 shares have been validly issued, are fully paid and nonassessable, all of which issued shares of common stock are directly owned by Interlab and indirectly owned by Parent, free and clear of any Liens.
     Section 4.9. Ownership of Company Common Stock. At the date of this Agreement, (i) Interlab owns 13,613,808 shares of Company Common Stock, (ii) Interlab is the holder of record and the beneficial owner of 100 shares of common stock of Purchaser, (iii) Purchaser does not own any Company Common Stock, (iv) no other direct or indirect subsidiary of Parent owns any shares of Company Common Stock, and (v) Parent owns all of the outstanding share capital of Interlab and is the indirect beneficial owner of the shares of Company Common Stock owned of record by Interlab.
ARTICLE V
COVENANTS
     Section 5.1. Conduct of Businesses Prior to the Effective Time. Except as set forth in Section 5.1 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, unless Parent otherwise agrees in writing, the Company shall, and shall cause its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and (ii) use reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:
          (a) (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, option, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock other than pursuant to the exercise of stock options outstanding as of the date hereof or the Interlab Antidilution Rights; or (B) any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date hereof other than pursuant to the exercise of stock options or warrants or conversion rights outstanding as of the date hereof; (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of capital stock; or (iii) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such;
          (b) except for (i) borrowings for working capital from time to time under its revolving credit facility pursuant to that certain Loan Agreement, dated as of June 29, 2006, by and among the Company, Virbac AH, Inc., PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc. and Delmarva Laboratories, Inc, as Borrowers thereunder, the Lenders (as defined therein) and First Bank, as agent for itself and the other Lenders and (ii) indebtedness incurred to finance acquisitions or capital expenditures approved by the Board of Directors of the Company, incur any indebtedness for borrowed money or guarantee any such indebtedness in an amount of more than $100,000 individually or $500,000 in the aggregate at any point of time for all such loans and indebtedness, or make any loans, advances or capital contributions to, or investments in, any other person other than the Company or its Subsidiaries;
          (c) increase in any material manner the compensation (including compensation under any benefit plan) of any of its directors, officers or employees other than (i) as required pursuant to the terms of agreements or plan in effect on the date of this Agreement, and (ii) increases in salaries, wages and benefits of employees who are not directors or officers of the Company made in the ordinary course of business consistent with past practice;
          (d) amend its Certificate of Incorporation, By-laws or similar governing documents;
          (e) cancel or terminate any material policy of casualty or business interruption insurance naming the Company or any Subsidiary as a beneficiary or loss payee;
          (f) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP, the Internal Revenue Code of 1986, as amended (the “Code”) or the treasury regulations under the Code, or make or change any material tax election or settle or compromise any material tax liability or refund claim; or
          (g) make any commitment to take any of the actions prohibited by this Section 5.1.
     Section 5.2. No Solicitation.
          (a) The Company shall immediately cease and refrain from conducting any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as defined herein). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any executive officer of the Company or any of its Subsidiaries or any affiliate (other than Parent or Purchaser), director or investment banker, attorney or other advisor or representative of the Special Committee, the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.2(a) by the Company. From the date hereof until the Effective Time or the termination of this Agreement in accordance with Section 7.1, the Company and the Special Committee shall not, nor shall the Company permit any of its Subsidiaries to, nor shall the Company authorize or permit any of the Company’s officers, directors and employees and any affiliate (other than Parent or Purchaser), investment banker, financial advisor, attorney, accountant or other representative retained by the Special Committee, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate, encourage or facilitate (including by way of furnishing information which has not been previously publicly disseminated) any inquiries or the making of any proposal which constitutes, or is reasonably expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, prior to the Expiration Date and following the receipt of a Takeover Proposal which was not solicited or facilitated after the date of this Agreement in violation of this Section 5.2(a), the Special Committee determines in good faith by a unanimous vote (a) after consultation with outside counsel, that a failure to do so is reasonably likely to constitute a breach by it of its fiduciary duties to its stockholders under applicable law and (b) after consultation with the Financial Advisor (or another nationally recognized investment banking firm), that such proposal is reasonably expected to lead to a Superior Proposal (as defined herein), then the Company may, in response to such Takeover Proposal and subject to compliance with Section 5.2(c), furnish information with respect to the Company to the party making such Takeover Proposal pursuant to a customary confidentiality agreement, provided that (i) not later than the time at which the Company executes such confidentiality agreement, the Company shall have informed the party that submitted the Takeover Proposal that Parent has no intention to sell or otherwise dispose of its interest in the Company (unless the Company has actual knowledge that this is no longer Parent’s position regarding such interest), (ii) such confidentiality agreement must include a provision prohibiting such party from soliciting key employees of the Company or its Subsidiaries, such provision lasting at least one year and (iii) the Company delivers to Parent all such nonpublic information delivered to the requesting party concurrently with its delivery to such requesting party.
          (b) Except as expressly permitted in this Section 5.2, neither the Board of Directors of the Company nor the Special Committee or any other committee thereof shall (i) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable or recommend, any Takeover Proposal, or (ii) cause the Company to (A) terminate this Agreement or (B) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the date on which Purchaser announces its acceptance for purchase of the Shares tendered in the Offer, the Special Committee determines in good faith by a unanimous vote (a) after consultation with outside counsel that a failure to do so is reasonably likely to constitute a breach by it of its fiduciary duties to its stockholders under applicable law and (b) after consultation with the Financial Advisor (or another nationally recognized investment banking firm), that the Company has received a Superior Proposal (as defined herein), each of the Board of Directors of the Company and the Special Committee may (subject to this and the following sentences and to compliance with Section 5.2(a)) cause the Company to terminate this Agreement, provided that it gives Parent three days prior written notice of its intention to do so and otherwise complies with Section 7.1(d)(ii).
          (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.2, the Company shall promptly advise Parent orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or the Takeover Proposal and the identity of the person making such request or

Takeover Proposal and shall keep Parent reasonably informed of the status and any material changes in details of any such request or Takeover Proposal.
          (d) In the event that an unsolicited Superior Proposal (as defined herein) is presented to the Company, the Company shall promptly advise Parent orally and in writing and the Parent shall have 5 business days from the day it has received the notice to decide whether it would like to match the offer of the Superior Proposal. If Parent notifies the Company within such 5 business day period that it has decided to match the Superior Proposal, this Agreement may not be terminated.
          (e) Nothing contained in this Section 5.2 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e- 2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders required by applicable law.
          (f) For purposes of this Agreement:
                    (i) “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries, affiliates and representatives) relating to any direct or indirect acquisition or purchase of 5% or more of the assets of the Company and its Subsidiaries or 5% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 5% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.
                    (ii) “Superior Proposal” means a bona fide written offer from any person (other than Parent and its Subsidiaries, affiliates and representatives) for a direct or indirect acquisition or purchase of 50% or more of the assets of the Company or any of its Significant Subsidiaries or 50% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement, (A) which, considering all relevant factors, is more favorable to the Company and its stockholders than the Offer and the Merger, (B) for which the third party has demonstrated that financing is reasonably likely to be obtained and (C) which, if accepted by Parent (it being understood that Parent is under no obligation to accept any such proposal), would otherwise be reasonably likely to be consummated, taking into account all factors including, but not limited to, antitrust and regulatory approvals, in each case as determined by the Special Committee in its good faith judgment (after consultation with the Financial Advisor or another nationally recognized investment banking firm). Any Superior Proposal is a Takeover Proposal.

     Section 5.3. Publicity. So long as this Agreement is in effect, neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior approval of the other party, except as may be required by law or by any listing agreement with a securities exchange as determined in the good faith judgment of the party wanting to make such release.
     Section 5.4. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence of any event, the occurrence or non-occurrence of which (A) it has actual knowledge of and (B) would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of the Company or Parent (or Purchaser or Interlab), as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
     Section 5.5. Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Parent, during normal business hours during the period prior to the Effective Time, reasonable access to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to the Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws (other than reports or documents which the Company is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the work product privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement provided that the Company gives notice to Parent of same. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
          (b) No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.
          (c) The information provided pursuant to Section 5.5(a) will be used solely for the purpose of the transactions contemplated hereby, and unless and until the Merger is consummated, such information will be kept secret and confidential by Parent and Purchaser, except that the information provided pursuant to Section 5.5(a) or portions thereof may be disclosed to those of Parent and Purchaser’s or their affiliates’ directors, officers, employees, agents and advisors (collectively, the “Representatives”) who (a) need to know such information for the purpose of the transactions contemplated hereby, (b) shall be advised by Parent or Purchaser, as the case may be, of this provision, (c) agree to hold the information provided pursuant to Section 5.5(a) as secret and confidential and (d) agree with Parent and Purchaser to be bound by the provisions hereof. Parent and Purchaser jointly agree to be responsible for any breach of this section by any of their Representatives.
     Section 5.6. Further Assurances. (a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use all reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VI hereof, to consummate the transactions contemplated by this Agreement as promptly as practicable and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.
          (b) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, without limitation, using all reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and using all reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.
     Section 5.7. Employee Benefit Plans. Except as otherwise provided herein, Parent shall honor, and shall cause the Surviving Corporation to honor, for a period of one (1) year following the Effective Date, in accordance with their terms all employee benefit plans (as defined in Section 3(3) of ERISA) and other employment, consulting, benefit, compensation or severance agreements, arrangements and policies of the Company (collectively, the “Company Plans”), other than stock purchase, stock option and other equity-based Company Plans; provided, however, that Parent or the Surviving Corporation may amend, modify or terminate any individual Company Plans in accordance with the terms of such Company Plans and applicable law (including obtaining the consent of the other parties to and beneficiaries of such Company Plans to the extent required thereunder); provided, however, options issued under the Company’s stock option plans shall be treated as described in Section 2.4.
     Section 5.8. Tail Insurance. The Surviving Corporation shall use and Parent shall cause the Surviving Corporation to use its reasonable best efforts to maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, that in lieu of maintaining such policies or substituted policies, the Company may acquire “tail” coverage under its existing directors and officers liability policies on terms no less favorable than those of the applicable policies in effect on the date hereof; provided however, that in no event shall Parent and Surviving Corporation be obligated to be required to pay an annual premium on such insurance policy in an amount greater than 200% of the annual premium currently payable by the Company for such coverage and provided, further, that notwithstanding the foregoing, in the event such coverage is no longer available (or is only available for an amount in excess of 200% of the annual premium currently paid by the Company for such coverage), Parent and the Surviving Corporation shall nevertheless provide such coverage as may be obtained for such 200% amount.
     Section 5.9. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.
     Section 5.10. Stockholder Litigation. The Company shall keep Parent informed of, and give Parent the opportunity to participate in the defense or settlement of, any stockholder litigation against the Company or its directors relating to the Transactions contemplated by this Agreement. The Company shall not enter into any settlement of such stockholder litigation against the Company or its directors which provides for injunctive relief against the Company, Parent or Purchaser or monetary payment by the Company, in either case without the consent of Parent.
     Section 5.11. Transfer of Company Common Stock. Parent shall cause each of its Subsidiaries not to transfer any shares of Company Common Stock owned by it on the date of this Agreement or acquired thereafter, and Purchaser shall not transfer any shares of Company Common Stock acquired by it pursuant to the Offer or otherwise, in each case, unless the transferee of such shares agrees on behalf of itself and any future transferees to be bound by this Agreement; provided, however, Parent and its Subsidiaries may transfer shares of Company Common Stock to Purchaser.
ARTICLE VI
CONDITIONS
     Section 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (which may be waived in whole or in part by such party):
          (a) Purchase of Shares. Purchaser shall have purchased the Shares pursuant to the Offer.

               (b) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote, if any, of the Company’s stockholders.
               (c) Statutes; Consents. No statute, rule, order, decree or regulation shall have been enacted or promulgated by any Governmental Entity or authority of competent jurisdiction which prohibits the consummation of the Merger and all material foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and shall be in effect at the Effective Time and specifically including those consents, orders and approvals listed in Section 3.5(a) of the Company Disclosure Schedule.
               (d) Injunctions. There shall be no order or injunction of any Governmental Entity of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; provided, however, that each of the parties hereto shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.
     Section 6.2. Conditions to Obligations of Parent and Purchaser to Effect the Merger. The obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the further conditions (which may be waived in whole or in part by Parent) that (i) the Company shall have performed all material obligations required to be performed by it under this Agreement on or before the Closing Date (ii) the Minimum Condition shall have been satisfied and Purchaser shall have accepted for payment the Shares validly tendered in the Offer; and (iii) none of the events described in paragraphs (a) through (g) of Annex A shall have occurred and be continuing.
     Section 6.3. Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction of the further condition (which may be waived in whole or in part by the Company) that each of Purchaser and Parent shall have performed all material obligations required to be performed by it under this Agreement on or before the Closing Date.
ARTICLE VII
TERMINATION
     Section 7.1. Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time:
          (a) By the mutual written consent of the Parent, Purchaser (by action of its Board of Directors) and the Company (by action of the Board of Directors after approval by the Special Committee).
          (b) By either of the Company, at the direction of the Special Committee, or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to challenge such order, decree, ruling or other action;
          (c) By either of the Company, at the direction of the Special Committee, or Parent or Purchaser, if the Fairness Opinion is withdrawn or modified in any material respect;
          (d) By the Company, at the direction of the Special Committee:
                    (i) if Parent or Purchaser shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by this Agreement to be performed or complied with by it, which breach cannot be cured or has not been cured within one Business Day prior to the Effective Time; or
                    (ii) if, in compliance with the provisions of Section 5.2(a), the Special Committee determines a Takeover Proposal is a Superior Proposal and thereafter, and as a consequence of making such determination, withdraws or modifies its approval, determination or recommendation of the Transactions in a manner adverse to Parent, and the Company gives Parent at least three (3) Business Days prior notice of its intent to terminate this Agreement pursuant to this Section 7.1(c)(ii), attaching to such notice the material terms and conditions of the Superior Proposal and permits Parent during such three (3) Business Day period to make a new offer which shall be considered in good faith by the Special Committee; provided, however, that any right to terminate this Agreement pursuant to this Section 7.1(d)(ii) shall expire if (A) Purchaser or its permitted assigns accepts Shares for payment pursuant to the Offer or (B) the Company breaches in any material respect any provision of Section 5.2.
          (e) By Parent:
                    (i) if the Board of Directors of the Company or the Special Committee shall have withdrawn or modified or proposed publicly to withdraw or modify, in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer and the Merger, or resolved to take any of the foregoing actions;
                    (ii) if the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by this Agreement to be performed or complied with by it, which breach cannot be cured or has not been cured within one Business Day prior to the Effective Time; or
                    (iii) if any of the events described in paragraphs (a) through (g) of Annex A shall have occurred and be continuing as of immediately prior to the Expiration Date.
     Section 7.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement (other than Sections 5.3, 5.5(c), 7.2, 7.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.9 and 8.12 hereof, which shall survive any termination of this Agreement) shall forthwith become null and void, and there shall be no liability on the part of the Parent or the Company, except as provided in this Section 7.2. Termination of this Agreement shall not, in any manner or respect whatsoever, limit or restrict Purchaser and Parent from commencing or conducting the Offer or another offer to purchase Shares, purchasing Shares pursuant to the Offer or any such other offer, or effecting the Merger in accordance with Section 253 of the DGCL Notwithstanding the foregoing, nothing herein shall relieve any party from liability for any willful or knowing breach of any provision of this Agreement.
     Section 7.3. Expenses. Except as provided in this Section 7.3, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such fees and expenses. If Parent, Interlab or Purchaser materially breaches any of its covenants hereunder, Parent shall reimburse to the Company any amounts paid by the Company pursuant to this Section 7.3. If the Company materially breaches any of its covenants hereunder, the Company shall reimburse to Parent any amounts paid by Parent pursuant to this Section 7.3. The expense arrangement contemplated hereby is the sole remedy hereunder.
ARTICLE VIII
MISCELLANEOUS
     Section 8.1. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto by action of their respective Boards of Directors (subject, in the case of the Company, to the approval of the Special Committee) at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that no amendment, modification or supplement to this Agreement shall be effective without being approved by the Special Committee.
     Section 8.2. Extension; Waiver. At any time prior to the Effective Time and subject to Section 1.2(d) hereof with respect to the Company, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.1, waive compliance with any of the agreements or conditions contained in this Agreement (other than the Minimum Condition). Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
     Section 8.3. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.
     Section 8.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent, Purchaser or Interlab, to:

13ème rue LID-BP 27,
06511 Carros Cedex, France
Attention: Eric Marée
Telephone No.: 011 33-4-9208-7272
Telecopier No.: 011 33-4-9208-7245

with a copy to:
Reed Smith Rambaud Charot LLP
42, Avenue Raymond Poincaré
75116 Paris, France
Attention: Gérard Sicsic
Telephone No.: 011 33-1-7670-4088
Telecopier No.: 011 33-1-7770-4119

and to:
Baker & McKenzie LLP
1114 Avenue of the Americas,
New York, NY 10036
Attention: David F. Freedman, Esq.
Telephone No.: (212) 891-3988
Telecopier No.: (212) 310-1788

(b)	if to the Company, to:

3200 Meacham Boulevard
Fort Worth, Texas
Attention: Jean M. Nelson
Telephone No.: (817) 831-5030
Telecopier No.: (817) 831-8362

with a copy to:
Haynes and Boone LLP
201 Main Street
Fort Worth, TX 76102-3126
Attention: Brian D. Bernard, Esq.
Telephone No.: (817) 347-6605
Telecopier No.: (817) 348-2303

(c)	if to the Special Committee, to:

c/o Virbac Corporation
3200 Meacham Boulevard
Fort Worth, Texas 76137
Attention: Richard W. Pickert
Telephone No.: (817) 831-5030

Telecopier No.: (817) 831-8362

With a copy to:

Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004-1304
Attention: William P. O’Neill, Esq.
Telephone No.: (202) 637-2200
Telecopier No.: (202) 637-2201
     Section 8.5. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
     Section 8.6. Entire Agreement; Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein): (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.8, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
     Section 8.7. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
     Section 8.8. Governing Law; Waiver of Trial by Jury. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction. All parties hereto hereby irrevocably waive a trial by jury in any proceedings arising out of this Agreement or matters related hereto.
     Section 8.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect subsidiary or affiliate of Parent but no such assignment shall relieve Parent or Purchaser of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
     Section 8.10. Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. “Include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.
     Section 8.11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware or of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, and each party will not attempt to deny or defeat personal jurisdiction or venue in any such court by motion or other request for leave from any such court.
     Section 8.12. Submission to Jurisdiction; Waivers. Each of the Company, Parent and Purchaser irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined in the Chancery or other Courts of the State of Delaware or of the United States located in the State of Delaware, and each of the Company, Parent and Purchaser hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the Company, Parent and Purchaser hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action, or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

     IN WITNESS WHEREOF, Parent, Purchaser, Interlab and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

VIRBAC S.A.

By:	/s/ Eric Marée

Name: Eric Marée
Title: Chairman of the Management Board

INTERLAB S.A.S.

By:	/s/ Eric Marée

Name: Eric Marée
Title: Chief Executive Officer

LABOGROUP HOLDING, INC.

By:	/s/ Eric Marée

Name: Eric Marée
Title: President

VIRBAC CORPORATION

By:	/s/ Erik Martinez

Name: Erik Martinez
Title: President

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ANNEX A TO THE AGREEMENT AND PLAN OF MERGER
CONDITIONS TO THE OFFER
Purchaser shall not be required to consummate the Offer; or accept for payment, purchase or pay for any Shares tendered; may postpone the acceptance for payment, the purchase of, and/or payment for, Shares; and/or may amend or terminate the Offer (1) if, as of immediately prior to the Expiration Date, the Minimum Condition has not been met, or (2) if at any time prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events (each, an “Event”) shall have occurred (each of paragraphs (a) through (g) providing a separate and independent condition to Purchaser’s obligations pursuant to the Offer):
(a)	the Special Committee shall have withdrawn, amended or qualified in any way (i) its determination that the Offer is advisable, fair to and in the best interests of the stockholders of the Company (other than Parent and Interlab) or (ii) its recommendation that stockholders accept the Offer and tender their Shares in the Offer or the Board of Directors of the Company shall have taken a position or action contrary to such determination and recommendation of the Special Committee;

(b)	the Financial Advisor shall have withdrawn or modified the Opinion;

(c)	there has been entered or issued a judgment, order, decree, ruling or injunction or there has been any statute, rule or regulation enacted, promulgated, entered, enforced, or deemed applicable or asserted to be applicable to the Offer or the Merger by any Governmental Entity, which: (i) prohibits or materially limits the ownership or operation by the Company, Parent or Purchaser (or any other affiliate of Parent) of all or any material portion of the business or assets of the Company, or compels the Company, Virbac S.A. or Purchaser (or any other affiliate of Parent) to dispose of or to hold separate all or any material portion of the business or assets of Parent and its affiliates taken as a whole or of the Company as a result of the transactions contemplated by the Offer or the Merger, or (ii) imposes or confirms any material limitation on the ability of Parent or Purchaser (or any other affiliate of Parent) to acquire or hold, or to exercise full rights of ownership of, any Company Common Stock (including, without limitation, the Shares), including the right to vote such Company Common Stock on all matters properly presented to the shareholders of the Company or there shall be pending and not withdrawn or overtly threatened in writing any proceeding relating to the Offer or the Merger by a Governmental Entity or to which a Governmental Entity is a party seeking to obtain a judgment, order, decree, ruling or injunction having any of the effects described in this paragraph which has, in the written opinion of outside counsel to Parent and Purchaser provided to the Company, reasonable prospect of success;

(d)	Since the date of the Agreement, there shall have occurred, at either of the Company’s Bridgeton, Missouri or Fort Worth, Texas manufacturing facilities

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(the “Facilities”), an act of God, epidemic, landslide, fire, hurricane, earthquake, flood, riot, explosion, or industrial accident, which event or occurrence materially and substantially impairs the Company’s ability to operate either of the Facilities as it is currently being operated or to conduct the Company’s business as it is currently being conducted, and cannot be cured or has not been cured prior to the Effective Time;

(e)	except for such as would not, in the individual or in the aggregate, have or result in a Company Material Adverse Effect, the representations and warranties of the Company in this Agreement shall not be true and correct as of the Expiration Date or the Company shall have breached or failed to perform or comply with any of its agreements or covenants to be performed or complied with by it under the Agreement and such breach or failure shall not have been cured;

(f)	the Agreement shall have been validly terminated in accordance with its terms; or

(g)	there shall have occurred: (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Europe or the United States, (iii) any moratorium or general suspension of operations of the interbank system for processing and clearance of transfers of funds between France and United States or of Euro — U.S. dollar exchange markets; or (iv) any law, rule, regulation, order or decree of general applicability of French and European Governmental Entity shall have been enacted, adopted or issued relating to the exchange or transfer of currency which would prohibit or materially limit Parent’s ability to furnish funds to Purchaser in accordance with the terms of the Agreement.
The foregoing conditions are for the sole benefit of Purchaser and Parent, and, except for the Minimum Condition, may be waived by Purchaser in whole at any time or in part from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time prior to acceptance of the Shares and from time to time. Any determination by Purchaser concerning any Event shall be final and binding upon all parties.

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